ITEM 77D: The board of directors approved amendments to certain investment policies to provide that, under normal market conditions, the fund will invest at least 25%, but no more than 75%, of its total assets in common stocks issued by real estate companies, such as real estate investment trusts or REITs; and at least 25%, but no more than 75%, of its total assets in a portfolio of common stocks with above-average dividend yields selected using a quantitative screening methodology. The board also approved amendments to eliminate the non-fundamental investment restriction regarding the purchase of securities on margin. In addition, the board of directors approved amendments to permit the fund to write call options on up to 25% of its net assets.